[Morrison Foerster Letterhead]

September 16, 2005	Writer’s Direct Contact (650) 813-5615 plion@mofo.com
By EDGAR Transmission
Mark Webb
Legal Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail stop: 4569

Re:	Global Cash Access Holdings, Inc.
Registration Statement on Form S-1
Filed on March 22, 2005
File Number 333-123514
Dear Mr. Webb:
On behalf of our client, Global Cash Access Holdings, Inc. (“Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 14, 2005. The following discussion and answers to your comments have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.
General
1.	The consent from your independent accountants that was provided in Exhibit 23.1 is not signed. Refer to Rule 302 of Regulation S-T. In your next amendment, please ensure the consent from your independent accountant properly evidences the signature of the firm that issued it and that the date is current.

RESPONSE: The Company has provided a consent from its independent accountant that evidences the signature of the firm and a current date.

2.	We note that you say on page 119 that the underwriters have reserved shares for employees, directors and others associated with you. Please briefly advise us how

Morrison Foerster
Mark Webb
September 16, 2005
Page Two
your directed share program works, describing the mechanics of how and when you offer and sell these shares to investors, how you determine prospective recipients and the number of reserved shares, and how and when the underwriter notified the directed share investors.

RESPONSE: The Company supplementally advises the Staff of the following description of the mechanics of the directed share program, the methods by which prospective recipients and the number of reserved shares are determined, and the method and timing of notification to the directed share investors.

Citigroup Global Markets Inc. (“Citigroup”) will be administering the directed share program. The materials that Citigroup will be providing to participants in the directed share program have been modeled on and are consistent with Citigroup’s form of directed share program materials that have previously been reviewed by Kristina S. Wyatt of the Staff.

As disclosed in the preliminary prospectus, the Company has reserved up to five percent (5%) of the shares to be sold in the offering (approximately 803,207 shares) for sale at the initial public offering price to participants in the directed share program. The Company and Citigroup believe that this amount represents an amount which is both sufficient to allow the Company to make available a limited number of shares to such individuals and customary in transactions of this type. Senior executives of the Company identified the employees, officers, directors, vendors, suppliers and other persons who have business relationships with or who are otherwise affiliated with the Company whom they wanted to participate in the directed share program.

The Company and Citigroup are working together to operate the directed share program. The Company will allocate shares to investors, and Citigroup will handle the mechanics of distributing the shares.

Citigroup and the Company are employing the following procedures in making the offering under the directed share program:
•	After the preliminary prospectus was printed on September 6, 2005, the Company delivered by first class mail or by Federal Express or other reputable overnight courier the directed share materials to potential purchasers, together with a copy of the preliminary prospectus.

•	As explained in the directed share program materials, if the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver the Indication of Interest Form, the IPO Questionnaire (which requests from participants who are not employees of the Company information needed to comply with the Voluntary Initiative and NASD Rule 2790), the New Account Information Form (if the person does not already have an account with Citigroup), the Form W-9 and the Conflict Clearance Letter so that they are received by Citigroup on a specified date.

•	When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. Citigroup will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person’s continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person’s account number.

•	Citigroup will send each person who, when the offering is priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

•	Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by Citigroup by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup does not receive the potential purchaser’s payment by the settlement date then Citigroup will notify the Company of the same and Citigroup will then sell such shares into the open market.

The Company supplementally advises the Staff that, in connection with the directed share program, no offers were made prior to the filing of the registration statement with the Commission, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the registration statement.

As described in the directed share program materials, the Company and Citigroup will assure that this directed share program offer is consistent with Section 5 of the Securities Act and Rule 134 by:
•	Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134.

•	Requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase shares is given after the effective date of the registration statement.

•	Providing that a potential purchaser’s submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any shares.

•	If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.
Risk Factors, page 8
3.	In the risk factor on pages 10 and 11, please describe the status of your attempt to comply with the PCI Data Security Standard.

RESPONSE: The Company has described on page 11 the status of its plan to comply with the PCI Data Security Standard.
Dilution, page 33
4.	In the paragraph below the final table, please provide dilution information if the options are exercised.

Morrison Foerster
Mark Webb
September 16, 2005
Page Three
RESPONSE: The Company has provided dilution information beneath the table on page 34 that gives effect to the full exercise of the options.
Principal and Selling Shareholders, pages 102-105
5.	As previously requested, please identify the selling stockholders that are affiliates of broker-dealers and, for those sellers, including Bank of America Corporation, please state, if true, that they purchased the shares in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

RESPONSE: The Company has modified the disclosure in footnotes 10, 11, 12 and 15 on pages 104-105 to indicate that each of the selling stockholders described therein is an affiliate of a broker-dealer, but that each such selling stockholder purchased its shares in the Company in the ordinary course of business for investment for its own account without a view to distribution, and at the time of its purchase of such shares had no agreements or understandings, directly or indirectly, with any person to distribute such shares.
Exhibit 5.1
6.	Please include an opinion in your next amendment.
RESPONSE: The Company has included the requested opinion as Exhibit 5.1.
Sincerely,
/s/ Paul “Chip” L. Lion III
Paul “Chip” L. Lion III
cc: Harry C. Hagerty III